UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐  Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 1, 2016	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

"Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement."

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

ENTERING INTO THE C919 AIRCRAFT FIRST USER FRAMEWORK AGREEMENT

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	BASIC INFORMATION ON THE FIRST USER AGREEMENT

On 1 November 2016, China Eastern Airlines Corporation Limited (the “Company”) entered into the C919 Aircraft First User Framework Agreement (the “First User Agreement”) with Commercial Aircraft Corporation of China, Ltd. (“COMAC”). The First User Agreement is a framework agreement. Subject to the settlement of the specific matters relating to the aircraft transaction, the Company will perform the subsequent procedures of approval and disclosure pursuant to the Rules Governing the Listing of Stocks on Shanghai Stock Exchange (the “Shanghai Listing Rules”), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), the Articles of Association of the Company, and other laws, regulations, regulatory documents and requirements of the Company.

II.	BASIC INFORMATION OF THE COUNTERPARTY UNDER THE FIRST USER AGREEMENT

1.	Name: Commercial Aircraft Corporation of China, Ltd.

2.	Type: Limited liability company (domestic joint venture)

3.	Address: 25 Zhangyang Road, China (Shanghai) Pilot Free Trade Zone

4.	Legal representative: Jin Zhuanglong

5.	Registered Capital: RMB24.2 billion

6.	Business scope: Design, development, production, modification, testing, sales, maintenance, servicing of civil aircraft and related products, technological development and technical consulting services; leasing and financial services relating to production and sales of civil aircraft; investment and financing within its business scope; labor co-operation; operating other business permitted or approved by the government; operation of the import and export business of the company or agent’s affiliated units; processing and production of aircraft parts; operation in foreign trade, international co-operation, contracting of projects, and external techniques.

III.	MAIN CONTENTS OF THE FIRST USER AGREEMENT

1.	The Company agrees that it shall be the first user of C919 Aircraft developed and manufactured by COMAC;

2.	Both parties to the First User Agreement agree that negotiation in respect of the specific terms for the sale and purchase of the first batch of five aircraft shall commence within a year after the maiden flight of the C919 Aircraft. The formal aircraft sale and purchase agreement will be entered into after the parties to the First User Agreement reach mutual agreement after negotiation;

3.	As the Company is the first user of C919 Aircraft, COMAC will provide all- rounded support to the Company in the operation of C919 Aircraft.

IV.	IMPACT ON THE COMPANY

As the Company is the first user of C919 Aircraft, COMAC will provide all-rounded support to the Company in the operation of C919 Aircraft. The performance of the First User Agreement has no impact on the operating results of the Company for the year 2016.

V.	RISK ALERT

The First User Agreement is a framework agreement. The specific details and progress of implementation will be subject to further confirmation. The specific details of implementation will be in accordance with the aircraft sale and purchase agreement to be entered into separately. The Company will, based on the progress of the aircraft transaction, fulfill its subsequent obligation of approval and disclosure, pursuant to the requirements of the Shanghai Listing Rules and the Hong Kong Listing Rules, in a timely manner. Investors are reminded of the investment risks.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

1 November 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).